HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061



                                 April 10, 2014


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-3
            File No. 333-191634


     This office represents CEL-SCI Corporation (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that the Registration Statement was filed in error.

     No securities were sold by means of the registration statement.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                     /s/ William T. Hart
                                    By
                                        William Hart